EXHIBIT 3

DIRECTORS AND EXECUTIVE OFFICERS OF YORK OFFSHORE LIMITED

Name	Title	Principal Business Address	Principal Occupation	Citizenship
James G. Dinan	Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	USA

Daniel A. Schwartz	Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	Canada

Adam J. Semler	Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	USA

Anthony L.M. Inder-Rieden	Director	Euro-Dutch Trust Co. (Bahamas) Ltd. Charlotte House Charlotte Street P.O. Box N9204 Nassau, The Bahamas	Trust management Euro-Dutch Trust Co. (Bahamas) Ltd. Charlotte House Charlotte Street P.O. Box N9204 Nassau, The Bahamas	Bahamas